Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bryn Mawr Bank Corporation

Commission File Number: 001-35746

Retail Network Optimization Plan – Internal Talking Points

Transparency and Confidentiality

•	Like many industries, technology has changed the way people do business. Consumers are much less reliant on physical banking offices to manage their banking needs which has resulted in steady declines in branch transactional activity. COVID-19 has only accelerated the rapid adoption and usage of digital services.
•	During Thursday’s meeting, WSFS and BMT shared the anticipated plans for the consolidated Retail network. These joint meetings were attended by WSFS and BMT team members and was the first time the list of anticipated consolidation and closures was shared outside of the team that worked on the evaluation process.
•	Since there are four sessions throughout the day on Thursday, we ask that you only share an update regarding your specific office with your team. We ask that everyone has the same opportunity to hear the message during the meeting.

Network Strategy and Evaluation Process

The following factors were used to evaluate and make decisions regarding the Retail network for our combined Company:

•	Market overlap
•	Transaction trends
•	Business opportunities
•	Visibility from high-traffic roadways
•	Space considerations
•	Cost of ownership
•	Accessibility of each location
•	Post COVID reality
•	Investment in Delivery transformation

Communication timeline around Retail Network Optimization plan

•	We are planning to distribute a special edition of the Sightline Newsletter around noon on Friday, April 16. This will allow all Managers the time to speak with their teams about what they learned during Thursday’s sessions before the Retail network decisions are share with both companies.
•	The list of banking offices we expect to consolidate, or close will be included in our regulatory application. We want to make sure everyone is prepared to address questions from Customers and Clients should the media do a story on the locations identified for consolidation or closure.
•	Customer talking points have been provided and should be used only to respond to questions from Customers and Clients.

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What’s next

•	At the moment, we anticipate legal close will occur early in the fourth quarter of this year following regulatory approval. We expect our systems conversion will occur in early 2022.
•	We are working to analyze and forecast the staffing model that will be needed support the combined organization. We know there will be additional resources needed to operate the consolidated branches.
•	In the coming months, WSFS will be hosting a series of in-person and virtual events to share information about the WSFS branch operating model.
•	Like most retailers, both WSFS and BMT experience turnover. We have begun a process whereby every employee of BMT will have an opportunity to apply for open positions at WSFS. We will match open opportunities with talent and skill and are committed to a diversified and inclusive workforce that reflects the markets we serve.
•	Every employee will have an opportunity to meet with WSFS leadership to discuss open opportunities.
•	WSFS is a large organization and growing. There are opportunities available in and outside of Retail. At this point, we anticipate making all bank staffing decisions by the end of June.
•	Let’s showcase our talent and skills by continuing to service and support our Customers and Clients through this transition.

Please remember to send any questions or feedback to the OnMyMind@wsfsbank.com mailbox

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Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Bryn Mawr Bank Corporation (“Bryn Mawr”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, WSFS will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of WSFS and Bryn Mawr and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Bryn Mawr may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Bryn Mawr. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS AND BRYN MAWR, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WSFS, BRYN MAWR AND THE PROPOSED TRANSACTION.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Bryn Mawr, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Participants in the Solicitation

WSFS, Bryn Mawr and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Bryn Mawr in respect of the proposed transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 23, 2021, and other documents filed by WSFS with the SEC. Information regarding Bryn Mawr’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 12, 2021, and other documents filed by Bryn Mawr with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS and Bryn Mawr expect their proposed merger to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s and Bryn Mawr’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies WSFS and Bryn Mawr expect to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Bryn Mawr) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; changes in WSFS’s share price before closing; the outcome of any legal proceedings that may be instituted against WSFS or Bryn Mawr; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of WSFS and Bryn Mawr will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Bryn Mawr have business relationships; diversion of management time on merger-related issues; risks relating to the potential dilutive effect of the shares of WSFS common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on WSFS, Bryn Mawr and the proposed transaction; and other factors, many of which are beyond the control of WSFS and Bryn Mawr. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2020, Bryn Mawr’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in WSFS’s and Bryn Mawr’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Bryn Mawr with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Bryn Mawr or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Bryn Mawr undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law.

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